Exhibit 2.1

PURCHASE AND SALE AGREEMENT

BETWEEN

CONTERRA COMPANY

AS SELLER,

AND

PATARA OIL & GAS LLC

AS PURCHASER,

Dated as of April 22, 2011

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Index of Defined Terms That Are Not Defined in Section 1.2

Defined Term	Section

AAA	9.13
Adjusted Purchase Price	2.5
Agreement	Preamble
Claim Notice	7.2(b)
Closing	6.1
Closing Date	6.1
Closing Notice	6.1
Closing Statement	2.5
Conveyed Rexer #2 Assets	2.9
Damages	7.1(d)
Excluded Assets	2.2
Execution Date	Preamble
Effective Date and Time	2.1
Final Statement	2.6
Indemnified Party	7.2(a)
Indemnifying Party	7.2(a)
Party	Preamble
Purchase Price	2.3
Purchaser	Preamble
Retained Rexer #2 Assets	2.9
Review Period	2.10
Rexer #1 Right	2.10
Rexer #1 Right Date	2.10
Rexer #1 Right Notice	2.10
Rexer #2 Option	2.9
Rexer #2 Option Date	2.9
Rexer #2 Option Notice	2.9
Rexer #2 Option Percentage	2.9
Seller	Preamble
Third Party Claim	7.2(b)

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated April 22, 2011 (the “Execution Date”), is by and between Conterra Company, a Delaware corporation, whose address is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098 (“Seller”) and Patara Oil & Gas LLC, a Delaware limited liability company, whose address is Three Allen Center, 333 Clay, Suite 3960, Houston, Texas 77002 (“Purchaser”). Seller and Purchaser are sometimes referred to herein together as the “Parties” and individually as a “Party”.

RECITALS:

WHEREAS, Seller owns interests in certain oil and gas properties in Texas; and

WHEREAS, Seller desires to sell and Purchaser desires to purchase all of Seller’s interest in such oil and gas properties;

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1 DEFINITIONS

Section 1.1 Certain Definitions. As used herein:

(a) “Accounting Referee” means Deloitte & Touche LLP or such other nationally recognized accounting firm as is mutually agreed upon by the Parties.

(b) “Affiliate” means, with respect to any Person, a Person that, directly or indirectly, controls, is controlled by, or is under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(c) “Assets” means (i) the JV Assets, (ii) the Rexer #1 Assets, unless the Rexer #1 Right is properly exercised, and (iii), if the Rexer #2 Option is properly exercised, the Conveyed Rexer #2 Assets.

(d) “Assumed Obligations” means, without prejudice to Purchaser’s right to indemnification under Article 7, (i) all duties, obligations and liabilities of every kind and character with respect to the JV Assets or to the ownership, use, operation or other disposition thereof, arising prior to, at, or subsequent to the Effective Date and Time, including any such duties, obligations and liabilities arising under the Development Agreement or the Operating Agreement, (ii), unless the Rexer #1 Right is properly exercised, all duties, obligations and liabilities of every kind and character with respect to the Rexer #1 Assets or to the ownership, use, operation or other disposition thereof, arising at, or subsequent to the Effective Date and Time, including any such duties, obligations and liabilities arising under the Rexer #1 Contract Interests, including any related Back-In Rights under the PA Interests, and (iii), if the Rexer #2 Option is properly exercised, all duties, obligations and liabilities of every kind and character with respect to the Conveyed Rexer #2 Assets or to the ownership, use, operation or other disposition thereof, arising at, or subsequent to the Effective Date and Time, including any such duties, obligations and liabilities arising under the Participation Agreements, including any related Back-In Rights, and the Drilling Contract.

(e) “Back-In Rights” means the back-in rights to acquire leasehold rights held by any party under the Participation Agreements upon Rexer Payout.

(f) “Banking Account” has the meaning attributed to such term in the Development Agreement.

(g) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Houston, Texas.

(h) “Conveyance” means an Assignment, Bill of Sale and Conveyance conveying the Assets from Seller to Purchaser, which shall be in substantially the same form that is attached hereto as Exhibit “B”.

(i) “DA Conveyances” means the assignments of the JV Wells (Venture Wells) or other wells made in accordance with the Development Agreement.

(j) “Development Agreement” means that certain “Conterra No. 1” Joint Venture Development Agreement between the Parties, dated effective as of October 1, 2009, that is related to the JV Assets, and any amendments thereto.

(k) “Drilling Contract” means that certain Drilling Contract between Contango Operators, inc. and Patterson-UTI Drilling Company, LLC, dated March 29, 2011 for the drilling of the Rexer #2 well.

(l) “Five Percent ORRI” means Seller’s right to receive a five percent (5%) overriding royalty interest in the JV Wells (Venture Wells) under the Development Agreement and the DA Conveyances upon JV Payout.

(m) “Governmental Authority” means any nation and any political subdivision thereof, and any government, department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision exercising or entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

(n) “Hydrocarbons” means oil, gas, other liquid or gaseous hydrocarbons, and/or other minerals, or any of them or any combination thereof.

(o) “JV Assets” means all of Seller’s right, title, and interest in and to the following:

(i) All leases described in Exhibit A (the “JV Leases”) and the lands covered thereby or pooled or unitized therewith (the “ JV Lands”), including associated wells, gathering facilities, equipment, any reversionary interests, production payments, net profits interests, overriding royalty interests and any other interests Seller may own in or affecting the oil and gas leasehold estate underlying the lands described in the JV Leases, together with (A) all rights, privileges, benefits and powers conferred upon the holder of the JV Leases with respect to the use and occupation of the surface of the JV Lands that may be necessary, convenient or incidental to the possession and enjoyment of the JV Leases, (B) all rights in respect of any pooled or unitized lands or acreage pooled or unitized, in whole or in part with the JV Lands by virtue of the JV Leases, including the rights to production from the pooled acreage or units allocated to any JV Lease being a part thereof, regardless of whether such production is from the JV Lands, (C) all rights, options, titles and interests of Seller granting Seller the right to obtain, or otherwise earn interests within the JV Lands or lands or acreage pooled or unitized therewith no matter how earned, including the Five Percent ORRI, and (D) all tenements, hereditaments and appurtenances belonging to any of the foregoing; but only to the extent as such interests (including, the for avoidance of doubt, the JV Leases and the JV Lands), on a unitized basis, pertain and are attributable to the wells listed on Exhibit A;

(ii) All contracts and contractual rights, obligations and interests of Seller covering or affecting any or all of the JV Leases and/or JV Lands, including all farmout agreements, farmin agreements, drilling contracts, operating agreements, sales contracts, saltwater disposal agreements, division orders and transfer orders, production sales contracts, unitization and pooling designations, agreements to process or refine production, gas balancing agreements, area of mutual interest agreements, seismic or geophysical permits, plant agreements, pipeline, gathering and transportation agreements, service agreements and other contracts or agreements covering or affecting any or all of the JV Leases and/or JV Lands; but only to the extent such contracts and contractual rights, obligations and interests cover the JV Leases and/or JV Lands;

(iii) All easements, rights-of-way, licenses, authorizations, permits and similar rights and interests applicable to, or pertinent to, the exploration, development, maintenance, ownership and operation of the JV Leases and/or JV Lands; but only to the extent such interests cover the JV Leases and/or JV Lands;

(iv) All equipment, machinery, tools, fixtures, materials and other tangible personal property and improvements located on the JV Leases and/or JV Lands; and

(v) All lease files, land files, abstracts and title opinions, production records, well files, accounting records (but not including general financial accounting records), seismic records and surveys, well logs, geological or geophysical data and records, and other files, documents and records of every kind and description which relate to the interests described above; but excluding any data or information which Seller cannot provide Purchaser because of third party restrictions (the “JV Records”).

(p) “JV Payout” has the meaning attributed to the term “Payout” in the Development Agreement.

(q) “Knowledge” means the actual knowledge, without independent investigation, of any officer of the applicable entity.

(r) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, and codes of Governmental Authorities.

(s) “Operating Agreement” means that certain Joint Operating Agreement between the Parties, dated effective as of October 1, 2009, that is related to the JV Leases and JV Lands, and any amendments thereto, which is attached as Exhibit B to the Development Agreement.

(t) “Participation Agreements” means Participation Agreement I and Participation Agreement II.

(u) “Participation Agreement I” means that certain Participation Agreement for the Grizzly Prospect, Lavaca County, Texas by and between Ursa Resources, LLC, Ursa Investments, LLC and Juneau Exploration, L.P., dated October 28, 2009, and any associated operating agreement(s).

(v) “Participation Agreement II” means that certain Participation Agreement for the Grizzly Prospect, Lavaca County, Texas by and between Juneau Exploration, L.P. and Contango Operators, Inc., dated October 28, 2009, and any associated operating agreement(s).

(w) “Permitted Encumbrances” shall mean (i) third party consents to assignments and similar transfer restrictions that are customarily obtained post-closing; (ii) liens for taxes or assessments not yet due or delinquent; (iii) conventional rights of reassignment upon final intention to abandon or release the Assets, or any of them; (iv) all applicable Laws, and rights reserved to or vested in any Governmental Authority (I) to control or regulate any Asset in any manner; (II) by the terms of any right, power, franchise, grant, license, or permit, or by any provision of Law, to terminate such right, power, franchise grant, license, or permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of the Assets; (III) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated and (IV) to enforce any obligations or duties affecting the Assets to any Governmental Authority, with respect to any franchise, grant, license, or permit; (v) rights of a common owner of any interest in rights-of-way or easements currently held by Seller and such common owner as tenants in common or through common ownership to the extent that the same does not materially impair the use or operation of the Assets as currently used and operated; (vi) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in the Assets for the purpose of surface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, and removal of timber, grazing, logging operations, canals, ditches, reservoirs, and other like purposes, or for the joint or common use of real estate, rights-

of-way, facilities, and equipment, (in each case) that do not materially impair the use, ownership or operation of the Assets (as currently owned and operated); (vii) zoning and planning ordinances and municipal regulations; (viii) vendors, carriers, warehousemen’s, repairmen’s, mechanics, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due; (ix) liens created under leases and/or operating agreements or by operation of Law in respect of obligations that are not yet due; and (x) the oil, gas and/or mineral leases described in Exhibit A and Exhibit A-1 and all other contracts related to the Assets provided to Purchaser or that are otherwise in Purchaser’s possession prior to the Effective Date.

(x) “Person” means any individual, corporation, company, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.

(y) “Records” means (i) the JV Records, (ii) the Rexer #1 Records, and (iii), if the Rexer #2 Option is properly exercised, the Rexer #2 Records.

(z) “Rexer #1 Assets” means:

(i) all of Seller’s right, title, and interest in and to the following:

(A) All leases described in Exhibit A-1 (the “Rexer #1 Leases”) and the lands covered thereby (the “Rexer #1 Lands”), including any reversionary interests, production payments, net profits interests, overriding royalty interests and any other interests Seller may own in or affecting the oil and gas leasehold estate underlying the lands described in the Rexer #1 Leases, together with (A) all rights, privileges, benefits and powers conferred upon the holder of the Rexer #1 Leases with respect to the use and occupation of the surface of the Rexer #1 Lands that may be necessary, convenient or incidental to the possession and enjoyment of the Rexer #1 Leases, (B) all rights, options, titles and interests of Seller granting Seller the right to obtain, or otherwise earn interests within the Rexer # 1 Lands or lands no matter how earned and (C) all tenements, hereditaments and appurtenances belonging to any of the foregoing; but only to the extent as such interests (including, for the avoidance of doubt, the Rexer #1 Leases and the Rexer #1 Lands), pertain and are attributable and lie within the tract described on Exhibit A-1 (the “Rexer #1 Boundary”);

(B) The Rexer #1 well located on the Rexer #1 Leases, as described on Exhibit A-1 (the “Rexer #1 Well”), the equipment directly associated with the Rexer #1 Well and located within the Rexer #1 Boundary, and the lease pipeline leading from the Rexer #1 Well to the edge of the Rexer #1 Boundary (the “Rexer #1 Pipeline”);

(C) All easements, rights-of-way, licenses, authorizations, permits and similar rights and interests applicable to, or pertinent to, the exploration, development, maintenance, ownership and operation of the Rexer #1 Leases and/or Rexer #1 Lands, including the right-of-way and easements set forth on Exhibit A-1; but only to the extent such interests are within the Rexer #1 Boundary; and

(ii) The rights and obligations of Seller under that certain Surface Operations Agreement between Fred Rexer, Jr., Dean Paul Rexer and Juneau Exploration, L.P. dated effective May 1, 2009 (the “Surface Use Agreement”)

(iii) A proportion of the rights and obligations of Seller under the Participation Agreements to the extent that such proportion applies to Seller’s rights and obligations with respect to the Rexer #1 Leases, Rexer #1 Lands and Rexer #1 Well (the “PA Interest”);

(iv) A pro rata interest in the rights and obligations of Seller under the Gas Purchase and Sale Agreement between Copano Field Services/Central Gulf Coast, L.P. and Contango Operators, Inc., sufficient to sell the Hydrocarbons produced from the Rexer #1 Well (the “Copano Interest” and, together with the Surface Use Interest, the PA Interest, the “Rexer # 1 Contract Interests”); and

(v) All lease files, land files, abstracts and title opinions, production records, well files, accounting records (but not including general financial accounting records), seismic records and surveys, well logs, geological or geophysical data and records, and other files, documents and records of every kind and description which relate to the interests described above; but excluding any data or information which Seller cannot provide Purchaser because of third party restrictions (the “Rexer #1 Records”).

(aa) “Rexer #2 Assets” means all of Sellers right, title and interest in and to the following (but excluding, in each case, the Rexer #1 Assets):

(i) All leases, licenses, permits and other agreements described in Exhibit A-2 (the “Rexer #2 Leases” and, together with the Rexer #1 Leases, the “Rexer Leases”) and the lands covered thereby or pooled or unitized therewith (the “Rexer #2 Lands” and, such together with the Rexer #1 Leases, the “Rexer Leases”), including any reversionary interests, production payments, net profits interests, overriding royalty interests and any other interests Seller may own in or affecting the oil and gas leasehold estate underlying the lands described in the Rexer #2 Leases, together with (A) all rights, privileges, benefits and powers conferred upon the holder of the Rexer #2 Leases with respect to the use and occupation of the surface of the Rexer #2 Lands that may be necessary, convenient or incidental to the possession and enjoyment of the Rexer #2 Leases, (B) all rights in respect of any pooled or unitized lands or acreage pooled or unitized, in whole or in part with the Rexer #2 Lands by virtue of the Rexer #2 Leases, including the rights to production from the pooled acreage or units allocated to any Rexer #2 Lease being a part thereof, regardless of whether such production is from the Rexer #2 Lands, (C) all rights, options, titles and interests of Seller granting Seller the right to obtain, or otherwise earn interests within the

Rexer #2 Lands or lands or acreage pooled or unitized therewith no matter how earned and (D) all tenements, hereditaments and appurtenances belonging to any of the foregoing; and including, without limitation, the well(s) and unit(s) listed on Exhibit A-2 (which such exhibit, for the avoidance of doubt, lists the Rexer #2 Gas Unit and the Rexer #2 Well);

(ii) All contracts and contractual rights, obligations and interests of Seller covering or affecting any or all of the Rexer Leases and/or the Rexer Lands, including all farmout agreements, farmin agreements, drilling contracts, operating agreements, sales contracts, saltwater disposal agreements, division orders and transfer orders production sales contracts, unitization and pooling designations, agreements to process or refine production, gas balancing agreements, area of mutual interest agreements, seismic or geophysical permits, plant agreements, pipeline, gathering and transportation agreements, service agreements and other contracts or agreements covering or affecting any or all of the Rexer Leases and/or Rexer Lands; but only to the extent such contracts and contractual rights, obligations and interests cover the Rexer Leases and/or Rexer Lands (collectively, the “Rexer Contracts”);

(iii) All easements, rights-of-way, licenses, authorizations, permits and similar rights and interests applicable to, or pertinent to, the exploration, development, maintenance, ownership and operation of the Rexer Leases and/or Rexer Lands, but only to the extent such interests cover the Rexer Leases and/or Rexer Lands;

(iv) All gathering lines, pipelines, equipment, machinery, tools, fixtures, materials and other tangible personal property and improvements located on the Rexer Leases and/or Rexer Lands or used in conjunction with the Rexer Leases and/or the Rexer Lands; and

(v) All lease files, land files, abstracts and title opinions, production records, well files, accounting records (but not including general financial accounting records), seismic records and surveys, well logs, geological or geophysical data and records, and other files, documents and records of every kind and description which relate to the interests described above; but excluding any data or information which Seller cannot provide Purchaser because of third party restrictions (the “Rexer #2 Records”).

(bb) “Rexer #2 Well” means the initial well to be drilled on the Rexer Gas Unit #2 described in Exhibit A-2, which such well is also known as the “Rexer-Tusa #2”.

(cc) “Rexer Payout” has the meaning attributed to the term “Payout” in the Participation Agreements, read in conjunction with each other.

(dd) “Special Warranty” means the special warranty of title to the Assets by, through and under Seller that Seller provides to Purchaser in the Conveyance.

(ee) “Tax” means all taxes, including income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, service tax, transfer tax, use tax, excise tax, premium tax, customs duties, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, social security, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, and any other assessments, duties, fees, levies or other charges imposed by a Governmental Authority, together with any interest, fine or penalty thereon, or addition thereto.

(ff) “Tax Partnership” means that certain tax partnership that was formed by the Parties under the Venture, in accordance with the Tax Partnership Agreement.

(gg) “Tax Partnership Agreement” means that certain tax partnership agreement attached as Exhibit A to the Development Agreement.

(hh) “Tax Returns” means all returns, declarations, reports, forms, claims for refund, estimates, information returns and statements and other documentation, including amendments, required to be maintained or filed with or supplied to any Governmental Authority in connection with any Taxes.

(ii) “Venture” has the meaning attributed to such term in the Development Agreement.

(jj) “Venture Wells” has the meaning attributed to such term in the Development Agreement.

ARTICLE 2 PURCHASE AND SALE

Section 2.1 Purchase and Sale. Seller agrees to sell to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets, such sale to be treated as effective as of 7:00 a.m. where the respective Assets are located on April 1, 2011 (the “Effective Date and Time”).

Section 2.2 Excluded Assets. The Assets do not include, and Seller shall not sell, transfer or assign to Purchaser, and Purchaser shall not purchase, acquire or accept any assets of Seller other than the Assets (the “Excluded Assets”), including, without limitation:

(a) the corporate seals, minute books, stock books, tax returns, books of account or other records having to do with the corporate organization of Seller;

(b) accounts receivable relating to any operation or ownership of the Assets for periods prior to the Effective Date and Time;

(c) oil and liquid hydrocarbon inventories in tanks above the pipeline connections as of the Effective Date and Time and any and all revenues attributable thereto;

(d) gas produced through designated sales meters prior to the Effective Date and Time and any and all revenues attributable thereto;

(e) the rights which accrue or will accrue to Seller under this Agreement;

(f) if the Rexer #1 Right is properly exercised, all of the Rexer #1 Assets;

(g) if the Rexer #2 Option is properly exercised, all of the Retained Rexer #2 Assets, if any; and

(h) if the Rexer #2 Option is not properly exercised, all of the Rexer #2 Assets.

Section 2.3 Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be $40,000,000, as adjusted in accordance with Section 2.4, which shall be allocated $37,000,000 to the JV Assets and $3,000,000 to the Rexer #1 Assets.

Section 2.4 Purchase Price Adjustment. The Purchase Price shall be adjusted as follows:

(a) The Purchase Price shall be increased by the following (without duplication under this Section, elsewhere in this Agreement or under any applicable joint operating agreement): (i) the value of all merchantable allowable oil or other liquid Hydrocarbons owned by the Seller or its Affiliates in storage above the pipeline connection at the Effective Date and Time that is credited to the Assets conveyed herein, such value to be the actual price paid or, if not yet sold, the current market price, less Taxes and gravity adjustments deducted by the purchaser of such oil or other liquid Hydrocarbons; (ii) the amount of all expenditures paid by or on behalf of Seller or its Affiliates in connection with the ownership, operation and maintenance of the Assets (including rentals, overhead, royalties, prepayments, operating, drilling and completion costs and other charges and expenses) attributable to the period on or after the Effective Date and Time, provided that no upward adjustment made pursuant to this Section shall affect the Purchaser’s liability with respect to Assumed Obligations; (iii) the value of any positive pipeline imbalances in favor of Seller or its Affiliates related to Hydrocarbons produced from the Assets that is existing as of the Effective Date and Time, such value to be the actual price received for cashing out such imbalance; and (iv) any other amount agreed upon by the Purchaser and the Seller.

(b) The Purchase Price shall be decreased by the following (without duplication under this Section, elsewhere in this Agreement or under any applicable joint operating agreement): (a) the amount of any proceeds received by Seller or its Affiliates from the sale of Hydrocarbons produced from and after the Effective Date and Time from the Assets (net of royalties and other burdens; and production, severance and similar taxes measured by or payable out of production, in each case not otherwise deducted under Section 2.4(a)); (b) any other net proceeds received by the Seller or its Affiliates from disposition of Assets or as payments received by the Seller or its Affiliates for data related to the Assets sold by the Seller or its Affiliates, or as payments received by the Seller or its Affiliates for waivers or modifications of contracts (to the extent included in the Assets), or in lieu of third party performance of such contracts, or as a result of the breach thereof, in each case to the extent attributable to the Assets during the period from the Effective Date and Time until the Closing; (c) the value of any negative pipeline imbalances against Seller or its Affiliates related to Hydrocarbons produced from the Assets that is existing as of the Effective Date and Time, such value to be the actual price paid to cash out such imbalance; and (d) any other amount agreed upon by the Purchaser and the Seller.

Section 2.5 Closing Date Estimate. On or before two (2) Business Days prior to the Closing Date, the Seller (in consultation with the Purchaser, including supply of draft statements in advance for review and comment) will prepare, in accordance with the provisions of this Agreement, and deliver to the Purchaser, using the best information available to the Seller, a statement (the “Closing Statement”) setting forth each adjustment to the Purchase Price required under this Agreement and showing the calculation of such adjustments. The Closing Statement will be used to adjust the Purchase Price at Closing (such adjusted Purchase Price, the “Adjusted Purchase Price”). Any final adjustments, if necessary, will be made pursuant to Section 2.6 of this Agreement. The Closing Statement shall include the Rexer Payout figures as of the Effective Date and Time.

Section 2.6 Final Accounting. On or before sixty (60) days after the Closing Date, the Seller (with the cooperation of the Purchaser) will prepare, in accordance with the provisions of this Agreement, and deliver to the Purchaser, a post-closing statement setting forth a detailed calculation of all final adjustments to the Purchase Price which takes into account all such adjustments provided in this Agreement (the “Final Statement”). Seller shall, at Purchaser’s request, supply or make available to the Purchaser supporting documentation reasonably available to it. If the Purchaser disputes any items in or the accuracy and completeness of the Final Statement, then as soon as reasonably practicable, but in no event later than thirty (30) days after its receipt of the Final Statement, the Purchaser will deliver to the Seller a written exception report containing any changes the Purchaser proposes to be made to the Final Statement. If the Purchaser fails to deliver such exception report to the Seller within that period, the Final Statement as delivered by the Seller will be deemed to be true and correct, binding upon and not subject to dispute by any Party. If the Purchaser delivers an exception report, as soon as reasonably practicable, but in no event later than thirty (30) days after the Seller receives the Purchaser’s exception report, the Parties will meet and undertake to agree on the final post-Closing adjustments. If the Parties fail to agree on the final post-Closing adjustments within sixty (60) days after the Seller’s receipt of the Purchaser’s exception report, any Party will be entitled to submit the dispute for resolution by the Accounting Referee. The cost of the Accounting Referee shall be paid fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser. The Seller and the Purchaser shall each present to the Accounting Referee, with a simultaneous copy to the other Party, a single written statement of its position on the dispute in question, together with a copy of this Agreement, the Closing Statement, the proposed Final Statement and Purchaser’s written exception report and any supporting material that such Party desires to furnish, not later than ten (10) Business Days after appointment of the Accounting Referee. In making its determination, the Accounting Referee shall be bound by the terms of this Agreement and, without any additional or supplemental submittals by either Party, may consider available such other accounting and financial standards matters as in its opinion are necessary or appropriate to make a proper determination. Additionally, any Accounting Referee may consult with and engage disinterested third parties to advise him. The Parties shall direct the Accounting Referee to resolve the disputes within thirty (30) days after receipt of the written statements submitted for review and to render a decision in writing based upon such written statements.

The Accounting Referee shall act as an expert for the limited purpose of determining the specific dispute presented to it, shall not act as an arbitrator, and may not award damages, interest, costs or penalties to either Party. Upon agreement of the Parties to the adjustments to the Final Statement, or upon resolution of such adjustments by the Accounting Referee, as the case may be, the Final Statement (as adjusted pursuant to such agreement or resolution by the Accounting Referee) will be deemed final and binding on both of the Parties and the aggregate amount due to either the Purchaser or the Seller pursuant to such Final Statement.

Section 2.7 Payments Following the Closing. Payments to be made following the Closing under this Article 2 shall be made by wire transfer of immediately available funds within five (5) Business Days after the final determination is made that such payments are due and payable.

Section 2.8 Rexer #1 Operations. Purchaser shall assume operatorship of the Rexer #1 Assets immediately after Closing.

Section 2.9 Rexer #2 Option and Operations.

(a) Subject to Section 2.10, Purchaser shall have the option to purchase a certain, specified undivided percentage of Seller’s interest in the Rexer #2 Assets (the “Rexer #2 Option Percentage”) along with the Assets, with no increase in the Purchase Price, other than as set forth in this Section 2.9 or than with respect to Purchase Price adjustments that apply generally to the Assets as set forth in this Agreement (the “Rexer #2 Option”). In the event that Purchaser elects to exercise the Rexer #2 Option, Purchaser shall provide written notice to Seller (the “Rexer #2 Option Notice”) no less than two (2) Business Days prior to Closing (the “Rexer #2 Option Date”). The Rexer #2 Option Notice shall specify (i) that Purchaser elects to exercise the Rexer #2 Option, and (ii) the Rexer #2 Option Percentage of the Rexer #2 Assets that Purchaser elects to purchase, which shall be an integer percentage ranging from one to one hundred percent (1% to 100%) of Seller’s undivided interest in the Rexer #2 Assets.

(b) In the event that Purchaser properly exercises the Rexer #2 Option, then (i) the Rexer #2 Option Percentage of the Rexer #2 Assets that Purchaser elects to purchase (the “Conveyed Rexer #2 Assets”, with the undivided percentage of the Rexer #2 Assets that are not part of the Conveyed Rexer #2 Assets referred to hereunder as the “Retained Rexer #2 Assets”) shall be deemed to be part of the “Assets” hereunder, and shall be conveyed to Purchaser at Closing and the Conveyance shall be modified accordingly, and (ii) the Purchase Price shall be increased by (I) the amount of expenses that Seller has incurred for the preparation, drilling, testing and completing of the “Rexer #2 Well” prior to the Closing Date and any related transition expenses, multiplied by (II) the Rexer #2 Option Percentage.

(c) In the event that the Purchaser properly exercises the Rexer #2 Option:

(i) The Purchaser shall assume operatorship of the Rexer #2 Assets immediately after Closing, regardless of the Rexer #2 Option Percentage that Purchaser elects to obtain. Purchaser and the parties to the Participation Agreement #1 and, if the Rexer #2 Option Percentage is less than 100%, Seller, shall use their reasonable commercial efforts to agree upon a Joint Operating Agreement for the development of the Rexer #2 Assets within thirty (30) days following Closing. Until such Joint Operating Agreement is agreed, if the Rexer #2 Option Percentage is less than 100%, all operations on the Rexer #2 Assets shall be conducted in accordance with the 1989 AAPL Model Form Joint Operating Agreement.

(ii) If the Rexer #2 Option Percentage is less than 100%, the Back-In Rights shall be applied pro rata to the Conveyed Rexer #2 Assets and the Retained Rexer #2 Assets.

(d) In the event that the Purchaser fails to provide the Rexer #2 Option Notice by the Rexer #2 Option Date or otherwise fails to comply with the procedures of Section 2.9(a), the Rexer #2 Option shall expire on the Rexer #2 Option Date. For the avoidance of doubt, if the Rexer #2 Option is not properly exercised, there shall be no reduction in the Purchase Price.

Section 2.10 Rexer #1 Due Diligence and Right to Exclude.

(a) Purchaser shall have the right to conduct title diligence and Phase 1 environmental due diligence on the Rexer #1 Assets and the Rexer #2 Assets from the Execution Date until two (2) Business Days prior to Closing (the “Review Period”). Seller shall provide Purchaser with reasonable access to Seller’s files and facilities related to the Rexer #1 Assets and the Rexer #2 Assets during the Review Period to the extent necessary to facilitate a title review and a Phase 1 environmental review of such assets.

(b) If, during the Review Period, Purchaser discovers a material, incurable title defect or material, incurable environmental defect related directly to the Rexer #1 Assets, then Purchaser shall have the right to exclude the Rexer #1 Assets from the transaction contemplated hereunder (the “Rexer #1 Right”). In the event that Purchaser elects to exercise the Rexer #1 Right, Purchaser shall provide written notice to Seller (the “Rexer #1 Right Notice”) no less than two (2) Business Days prior to Closing (the “Rexer #1 Right Date”). The Rexer #1 Right Notice shall specify (i) that Purchaser elects to exercise the Rexer #1 Right, and (ii) the manner of material, incurable title defect or material, incurable environmental defect that was discovered, along with supporting documentation.

(c) In the event that Purchaser properly exercises the Rexer #1 Right, then (i) the Rexer #1 Assets shall be deemed to excluded from the “Assets” hereunder, and shall not be conveyed to Purchaser at Closing and the Conveyance shall be modified accordingly, (ii) the Purchase Price shall be decreased by the value allocated to the Rexer #1 Assets under Section 2.3, and shall be further modified with respect to Purchase Price adjustments that apply generally to the Assets as set forth in this Agreement, taking into account that the Rexer #1 Assets are no longer part of the Assets, (iii) the provisions of this Agreement that apply to the Rexer #1 Assets, other than those sections set forth in Section 6.5(b), shall be rendered null and void, but only to the extent that they apply to the Rexer #1 Assets, (iv) Purchaser shall keep all of the information that it obtained from Seller or otherwise obtained in accordance with the transaction contemplated by this

Agreement that is related to the Rexer #1 Assets confidential for a period of three (3) years from the Execution Date, including the terms of this Agreement as they apply to the Rexer #1 Assets and any information included in the Rexer #1 Right Notice.

(d) NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, PURCHASER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER AND ALL OF ITS AFFILIATES AND ITS AND THEIR CONTRACTORS AND ANY OF ITS AND THEIR DIRECTORS, OFFICERS, EMPLOYEES, INVITEES OR SUBCONTRACTORS (EACH A “SPECIAL INDEMNITY PARTY”) FROM AND AGAINST ALL DAMAGE, LIABILITY, LOSS, COST, EXPENSE, CLAIM, AWARD OR JUDGMENT INCURRED OR SUFFERED BY ANY SUCH SPECIAL INDEMNITY PARTY, INCLUDING DAMAGE TO THE ASSETS, FEES AND EXPENSES OF ATTORNEYS, CONSULTANTS, ACCOUNTANTS OR OTHER AGENTS AND EXPERTS INCIDENT TO MATTERS INDEMNIFIED AGAINST, AND THE COSTS OF INVESTIGATION AND/OR MONITORING OF SUCH MATTERS, AND THE COSTS OF ENFORCEMENT OF THE INDEMNITY (COLLECTIVELY, THE “SPECIAL INDEMNITY DAMAGES”), ARISING OUT OF, RELATED TO OR RESULTING FROM THE DUE DILIGENCE OPERATIONS CONDUCTED BY PURCHASER OR ITS DESIGNEES IN ACCORDANCE WITH SECTION 2.10(A), REGARDLESS OF WHETHER SUCH SPECIAL INDEMNITY DAMAGES WERE CAUSED BY THE NEGLIGENCE OR STRICT LIABILITY OF A SPECIAL INDEMNITY PARTY, BUT EXCLUDING ANY SUCH SPECIAL INDEMNITY DAMAGES CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE SPECIAL INDEMNITY PARTY. PURCHASER MAY NOT PASS ANY EXPENSES INCURRED UNDER THE INDEMNITY SET FORTH IN THIS SECTION 2.10(D) ON TO NON-OPERATORS UNDER A JOINT OPERATING AGREEMENT OR OTHER JOINT VENTURE AGREEMENT TO THE EXTENT THAT A SPECIAL INDEMNITY PARTY WOULD HAVE TO PAY SUCH EXPENSES.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser the following:

Section 3.1 Existence and Qualification. Seller is a corporation, duly organized, validly existing and in good standing under the laws of the state of Delaware and is duly qualified to do business as a foreign entity in each other jurisdiction where it does business, except where the failure to so qualify would not have a material adverse effect on the Assets or Seller’s ability to consummate the transactions contemplated hereby.

Section 3.2 Power. Seller has all requisite power and authority to carry on its business as presently conducted, to own, lease and operate the Assets owned, leased and operated by it, and to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 3.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby,

have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and all other documents required hereunder to be executed and delivered by Seller at Closing have been duly executed and delivered by Seller and constitute the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) or the discretion of the court before which any proceeding thereafter may be brought.

Section 3.4 No Conflicts. The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (a) violate any provision of the certificate of incorporation or bylaws of Seller, (b) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Seller is a party, (c) violate any judgment, order, ruling, or regulation applicable to Seller as a party in interest, (d) violate any Laws applicable to Seller or any of its assets, or (e) require any filing with, notification of or consent, approval or authorization of any Governmental Authority, except any matters described in clauses (b), (c), (d) or (e) above which would not have a material adverse effect on Seller or Seller’s ability to consummate the transactions contemplated by this Agreement.

Section 3.5 Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 3.6 Litigation. There is no claim, action, suit, litigation, proceeding, arbitration, audit, governmental inquiry, or, to the Knowledge of Seller, other investigation or inquiry of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending with respect to or, to the Knowledge of Seller, threatened against the Assets, and neither Seller nor any of its Affiliates are subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Seller, continuing investigation by, any Governmental Authority, or any judgment, order, writ, injunction, decree or award of any Governmental Authority or arbitrator, including cease-and-desist or other orders with respect to the Assets.

Section 3.7 Taxes and Assessments. Seller has filed or caused to be timely filed all material Tax Returns relating to the Assets that it was required to file. Seller has paid or caused to be paid all ad valorem, property, production, severance and similar Taxes based upon or measured by the ownership of or the production of Hydrocarbons from the Assets that it was required to pay. Seller has not received written notice of any pending claim against Seller from any applicable taxing authority for assessment of Taxes with respect to the Assets. To the Knowledge of Seller, there is no action, suit, proceeding, investigation, audit, claim or assessment by any applicable taxing authority pending or proposed with respect to any liability for Tax with respect to the Assets. To the Knowledge of Seller, there are no waivers or extensions of any statute of limitations in effect with respect to the assessment or collection of any Tax with respect to the Assets.

Section 3.8 Compliance with Laws. Neither Seller nor its Affiliates are in conflict with, or in default or violation of any Law to which any of the Assets is bound or subject.

Section 3.9 Encumbrances. To the Knowledge of Seller, the Assets are delivered free and clear of any liens or other encumbrances, other than the Permitted Encumbrances.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

Section 4.1 Existence and Qualification. Purchaser is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware; and Purchaser is duly qualified to do business as a foreign limited liability company in every jurisdiction in which it is required to qualify in order to conduct its business, except where the failure to so qualify would not have a material adverse effect as to Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.2 Power. Purchaser has all requisite limited liability company power and authority to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 4.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement, and the performance of the transaction contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement and all other documents required hereunder to be delivered by Purchaser at Closing have been duly executed and delivered by Purchaser and constitute the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement will not (a) violate any provision of the organizational or other governing documents of Purchaser, (b) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Purchaser is a party, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (d) violate any Laws applicable to Purchaser or any of its assets, or (e) require any filing with, notification of or consent, approval or authorization of any Governmental Authority, except any matters described in clauses (b), (c), (d) or (e) above which would not have a material adverse effect on Purchaser or Purchaser’s ability to consummate the transactions contemplated by this Agreement.

Section 4.5 Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 4.6 Litigation. There are no actions, suits or proceedings pending, or to Purchaser’s Knowledge, threatened in writing before any Governmental Authority against Purchaser which is reasonably likely to impair materially Purchaser’s ability to perform its obligations under this Agreement.

ARTICLE 5 COVENANTS OF THE PARTIES

Section 5.1 Public Announcements. Neither Party shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof, the transactions contemplated hereby or the consummation of such transactions without the prior written consent of the other Party; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller which are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing party or its Affiliates.

Section 5.2 Tax Matters.

(a) Seller shall be responsible for all Taxes measured by gross proceeds, income, profits, or capital gains or that are not paid periodically attributable to any period of time prior to the Effective Date and Time, including without limitation income Taxes arising as a result of any gain recognized on the transfer of the Assets. Purchaser shall be responsible for Taxes with respect to the Assets for periods of time at or after Effective Date and Time (including any Tax based on any aspect or characteristic of an Asset at or after the Effective Date and Time). Seller shall be responsible for filing Tax Returns related to the Assets for Taxes for which it bears liability under this Section 5.2(a) (other than Tax Returns required to be filed pursuant to the Tax Partnership Agreement) and shall be responsible for payment to the appropriate Governmental Authority of all Tax liability for which it bears liability. Purchaser shall be responsible for filing Tax Returns related to the Assets for Taxes for which it bears liability under this Section 5.2(a) and shall be responsible for payment to the appropriate Governmental Authority of all Tax liability for which it bears liability.

(b) Taxes (other than Taxes measured by gross proceeds, income, profits or capital gains) that are paid periodically, including without limitation ad valorem, property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Leases or the production of Hydrocarbons therefrom, shall be prorated based on the number of days in the applicable period falling before, and at or after, the Effective Date and Time, except that production, severance and similar Taxes shall be prorated based on the amount of Hydrocarbons actually produced, purchased or sold, as applicable, before, and at or after, the Effective Date and Time. In each case, Seller shall be responsible for the portion allocated to the period before the Effective Date and Time and Purchaser shall be responsible for the portion allocated to the period at and after the Effective Date and Time. Purchaser shall be responsible for timely filing all Tax Returns related to the Assets that are required to be filed under this Section 5.2)b) and shall be responsible for payment to the appropriate Governmental Authority of all Tax liability shown on such Tax Returns. Seller shall promptly reimburse Purchaser for all Taxes shown on such Tax Returns for which Seller is responsible pursuant to this Section 5.2(b) or the Tax Partnership Agreement.

Section 5.3 Development Agreement. The Parties hereby agree, in their capacity as parties to the Development Agreement, that, as of the Effective Date and Time:

(a) The Development Agreement is hereby terminated, except for Section 10.01 of the Development Agreement, which shall continue in effect for the benefit of Seller for a period of two (2) years following the Effective Date and Time. For the avoidance of doubt, the Tax Partnership is hereby terminated in accordance with Section 2.3(ii) of the Tax Partnership Agreement; provided that the Tax Partnership Agreement remains in effect with respect to the periods (or portions thereof) ending on or before the Effective Date and Time.

(b) All cash received by the Venture in accordance with a cash call or other request for money to cover expenses for the Venture that has not been applied to expenses for the Venture and that remains in any Banking Account or otherwise remains held by the Venture shall be distributed to the Party that submitted such cash to the Venture. All other distributable cash held in any Banking Account shall be distributed in accordance with Section 3.03 of the Development Agreement.

(c) Purchaser shall acquire and own all equipment, machinery, tools, fixtures, materials and other tangible personal property and improvements located on the JV Leases and/or JV Lands.

(d) Notwithstanding Sections 5.3(a) and (b), (i) Seller shall have no liabilities or obligations to Purchaser under the Development Agreement, (ii) Seller shall have no liabilities or obligations to Purchaser under the Operating Agreement, including for any outstanding AFE’s or other expenses, and (ii) Purchaser shall assume sole responsibility for all past, present and future liabilities and obligations of the Venture, including all liabilities and obligations arising under the Development Agreement and the Operating Agreement.

Section 5.4 Records. Notwithstanding any other provision of this Agreement, Seller shall retain the Records after Closing. Seller shall deliver or cause to be delivered to Purchaser certain, specified Records that are in the possession of Seller or its Affiliates within sixty (60) days of receiving a request for such specific Records from Purchaser. Seller may retain any copies of any Records.

Section 5.5 Revenues and Expenses Before and After the Effective Date and Time. Seller and Purchaser will properly allocate revenues and expenses associated with the Assets before and after the Effective Date and Time and will make payments to each other to the extent necessary for such proper allocation. Such allocation will be made as follows:

(a) Except as otherwise provided in this Agreement, and without prejudice to any Party’s right to indemnification under Article 7, all expenses incurred in the operation of the Assets shall be treated as follows: (i) all expenses incurred in the operation of the Assets before the Effective Date and Time will be the responsibility of the Seller, and, to the extent paid by the Purchaser, Seller shall reimburse Purchaser for any such payment, after receiving all documentation supporting such payment, subject to Seller’s subsequent right to dispute such payments with the party to whom such funds are owed; and (ii) all expenses incurred in the operation of the Assets at or after the Effective Date and Time will be the responsibility of the Purchaser, and, to the extent paid by the Seller, Purchaser shall reimburse Seller for any such payment, after receiving all documentation supporting such payment, subject to Purchaser’s subsequent right to dispute such payments with the party to whom such funds are owed.

(b) Except as otherwise provided in this Agreement, any income, proceeds and revenues earned with respect to the Assets shall be treated as follows: (i) all production of Hydrocarbons from or attributable to the Assets (and all products and proceeds attributable thereto), and all other income, proceeds and revenues earned with respect to the Assets, attributable to the period prior to the Effective Date and Time shall be shared in accordance with Section 3.03 of the Development Agreement and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same promptly to Seller; and (ii) all production of Hydrocarbons from or attributable to the Assets (and all products and proceeds attributable thereto), and all other income, proceeds and revenues earned with respect to the Assets, attributable to the period at and after the Effective Date and Time shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully disclose, account for and remit the same promptly to Purchaser.

Section 5.6 Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Purchaser and Seller shall bear equally any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby, including the recording and filing fees associated with the Conveyances. If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser and Seller will timely furnish to the other Party such certificate or evidence, and Seller shall reasonably cooperate with the other Party in claiming such exemption.

Section 5.7 Expenses. Except as provided in Section 5.6, all expenses incurred by each Party in connection with or related to the authorization, preparation or execution of this Agreement, the Conveyance delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by each Party shall be borne solely and entirely by the Party incurring, such expenses.

Section 5.8 Limitations on Representations and Warranties.

(a) EXCEPT FOR THE EXPRESS AND SPECIFIC REPRESENTATIONS AND WARRANTIES OF SELLER IN THIS AGREEMENT, AND THE SPECIAL WARRANTY IN THE CONVEYANCE, PURCHASER ACKNOWLEDGES THAT SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND THE PURCHASER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO (I) SELLER’S TITLE TO THE ASSETS, (II) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE

RATES, GAS BALANCING INFORMATION, OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS OR SELLER’S INTEREST THEREIN, (III) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY RECORDS, INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO THE PURCHASER BY OR ON BEHALF OF SELLER, AND (IV) THE ENVIRONMENTAL CONDITION OF THE ASSETS.

(b) EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER IN THIS AGREEMENT, AND THE SPECIAL WARRANTY IN THE CONVEYANCE, SELLER EXPRESSLY DISCLAIMS AND NEGATES, AND PURCHASER HEREBY WAIVES, AS TO PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES CONSTITUTING A PART OF THE ASSETS (I) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (II) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (III) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (IV) ANY RIGHTS OF PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, (V) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN, (VI) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW, AND (VII) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF SUBSTANCES, WASTES OR MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH, IT BEING THE EXPRESS INTENTION OF THE PURCHASER AND SELLER THAT THE PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES RELATED TO THE ASSETS IN WHICH SELLER HAS ANY INTEREST IS BEING ACCEPTED BY THE PURCHASER, “AS IS, WHERE IS, WITH ALL FAULTS” AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND THE PURCHASER REPRESENTS TO SELLER THAT THE PURCHASER HAS MADE OR HAS CAUSED TO BE MADE SUCH INSPECTIONS WITH RESPECT TO SUCH PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY, FIXTURES AND OTHER PROPERTIES AS THE PURCHASER DEEMS APPROPRIATE.

(c) THE PURCHASER ACKNOWLEDGES AND AGREES THAT THE ASSETS HAVE BEEN USED FOR EXPLORATION, DEVELOPMENT, AND PRODUCTION OF OIL AND GAS AND THAT EQUIPMENT AND SITES INCLUDED IN THE ASSETS MAY CONTAIN ASBESTOS, NATURALLY OCCURRING RADIOACTIVE MATERIAL (“NORM”) OR OTHER HAZARDOUS SUBSTANCES. NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS, AND EQUIPMENT AS SCALE, OR IN OTHER FORMS. THE WELLS, MATERIALS, AND EQUIPMENT LOCATED ON THE ASSETS OR INCLUDED IN THE ASSETS MAY CONTAIN NORM AND OTHER WASTES OR HAZARDOUS SUBSTANCES. NORM

CONTAINING MATERIAL AND/OR OTHER WASTES OR HAZARDOUS SUBSTANCES MAY HAVE COME IN CONTACT WITH VARIOUS ENVIRONMENTAL MEDIA, INCLUDING WITHOUT LIMITATION, WATER, SOILS OR SEDIMENT. SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION, OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER HAZARDOUS SUBSTANCES FROM THE ASSETS.

(d) SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 5.8 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

Section 5.9 Further Assurances. After Closing, Seller and Purchaser each agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 5.10 Rexer #1 Pipeline. If the Rexer #2 Option is not exercised or is properly exercised for a Rexer #2 Option Percentage of less than 100%, then, after the Execution Date, Seller and Purchaser shall use their reasonable commercial efforts to negotiate and timely execute an agreement for the usage of the Rexer #1 Pipeline for gas flowing from the Rexer #2 Well, which shall be based on (i) a pro-rata allocation of gas produced from the Rexer #1 Well and the Rexer #2 Well, and (ii), if the Rexer #2 Option is properly exercised for a Rexer #2 Option Percentage of less than 100%, then, as between Seller and Purchaser, a pro rata allocation for production from the Rexer #2 Well based upon the ratio of the Conveyed Rexer #2 Assets to the Retained Rexer #2 Assets.

ARTICLE 6 CLOSING; TERMINATION

Section 6.1 Closing. The consummation and closing of the transaction contemplated by this Agreement (the “Closing”) shall occur at the offices of the Seller at 10:00 AM on the date that the two (2) Business Days after Purchaser notifies Seller that Purchaser is ready to close (such date, the “Closing Date”; such notice, the “Closing Notice”).

Section 6.2 Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a) the Conveyance in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller;

(b) a certificate duly executed by the corporate secretary of Seller, dated as of the Closing attaching and certifying on behalf of Seller complete and correct copies of (i) the certificate of incorporation and articles of association or other organizational documents of Seller, each as in effect as of the Closing, (ii) the resolutions of the board of directors of Seller authorizing the execution, delivery, and performance by Seller of this

Agreement and the transactions contemplated hereby, and (iii) any required approval by the shareholders of Seller of this Agreement and the transactions contemplated hereby; and

(c) an executed statement described in Treasury Regulation 1.1445-2(b)(2) certifying that such Seller is not a foreign person within the meaning of the Internal Revenue Code of 1986.

Section 6.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a) a wire transfer of the Adjusted Purchase Price in same-day funds to Amegy Bank, Account Number 53268624; Account Name: Contango Oil & Gas Company; ABA: 113011258;

(b) the Conveyance in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Purchaser; and

(c) a certificate duly executed by the corporate secretary of Purchaser, dated as of the Closing attaching and certifying on behalf of Purchaser complete and correct copies of (i) the articles of organization or other organizational documents of Purchaser, each as in effect as of the Closing, (ii) the resolutions of the board of directors of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (iii) any required approval by the members of Purchaser of this Agreement and the transactions contemplated hereby.

Section 6.4 Risk of Loss. At the Closing, beneficial ownership and the risk of loss of the Assets will pass from the Seller to the Purchaser effective from and after the Effective Date and Time.

Section 6.5 Termination Right. The Parties agree that this Agreement is subject to termination as follows:

(a) This Agreement may be terminated (except for the provisions referenced in Section 6.5(b)) at any time prior to the consummation of the Closing upon the occurrence of any one or more of the following: (i) by mutual written consent of the Seller and the Purchaser; (ii) by written notice of Purchaser to Seller, if the Seller has materially breached this Agreement; provided, however, that in the case of a breach that is capable of being cured, the Seller shall have a period of ten (10) days following receipt of such notice to attempt to cure the breach and the termination under this Section 6.5(a)(ii) shall not become effective unless the Seller fails to cure such breach prior to the end of such ten (10) day period; (iii) by written notice of Seller to Purchaser, if Purchaser has materially breached this Agreement; provided, however, that in the case of a breach that is capable of being cured, Purchaser shall have a period of ten (10) days following receipt of such notice to attempt to cure the breach and the termination under this Section 6.5(a)(iii) shall not become effective unless Purchaser fails to cure such breach prior to the end of such ten (10) day period; (iv) by written notice of Seller to Purchaser, if

Purchaser has not delivered the Closing Notice by May 12, 2011 or if Closing shall not have occurred on or before May 16, 2011.

(b) If this Agreement is terminated in accordance with Section 6.5(a), the provisions contained in this Section 6.5(b) and in Section 2.10(c)(iv), Section 2.10(d), Section 5.1, Section 5.7, Section 9.2, Section 9.3, Section 9.6 through Section 9.13, and such defined terms in Section 1.1 as may be required to give meaning to such sections, shall survive termination of this Agreement. No termination of this Agreement shall relieve any Party of liability for breach of this Agreement arising prior to such termination.

ARTICLE 7 INDEMNIFICATION; LIMITATIONS

Section 7.1 Indemnification.

(a) From and after Closing, Purchaser shall assume the Assumed Obligations.

(b) From and after Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against:

(i) the Assumed Obligations and all Damages incurred or suffered by the Seller caused by or arising out of or resulting from the Assumed Obligations,

(ii) all Damages incurred or suffered by the Seller caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 5, or

(iii) all Damages incurred or suffered by the Seller caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 4 of this Agreement, even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of Seller or any Indemnified Person claiming through Seller pursuant to Section 7.1(e), but excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 7.1(c) at the time the claim notice is presented by Purchaser.

(c) From and after Closing, Seller shall indemnify, defend and hold harmless Purchaser from and against:

(i) all Damages incurred or suffered by Purchaser caused by or arising out of or resulting from Seller’s breach of any covenants or agreements contained in Article 5, or

(ii) all Damages incurred or suffered by Purchaser caused by or arising out of or resulting from any breach of any representation or warranty made by Seller contained in Article 3 of this Agreement,

even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of Purchaser or any Indemnified Person claiming through Purchaser pursuant to Section 7.1(e).

(d) “Damages” shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Party arising out of or resulting from the indemnified matter, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that Purchaser and Seller shall not be entitled to indemnification under this Section 7.1 for, and “Damages” shall not include, loss of profits or other consequential damages suffered by the Indemnified Person claiming indemnification, or any special or punitive damages (other than indirect, consequential, special or punitive damages suffered by third Persons and payable by an Indemnified Person).

(e) The indemnities of the Seller and Purchaser provided in this Section 7.1 shall be for the benefit of and extend to the Seller’s and Purchaser’s present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 7.1 by any such Affiliate, director, officer, employee, or agent must be brought and administered by either the Seller or Purchaser, as applicable. No Indemnified Person other than the Seller and Purchaser shall have any rights against either the Seller or Purchaser under the terms of this Section 7.1 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 7.1(e). Each of Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

Section 7.2 Indemnification Actions. All claims for indemnification under Section 7.1 shall be asserted and resolved as follows:

(a) For purposes of this Article 7, the term “Indemnifying Party” when used in connection with particular Damages shall mean either the Seller or Purchaser, as the case may be, in connection with the obligation of each to indemnify the other pursuant to this Article 7, and the term “Indemnified Party” when used in connection with particular Damages shall mean either the Seller or Purchaser in connection with the right of each to be indemnified pursuant to this Article 7.

(b) To make a claim for indemnification under Section 7.1, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 7.2, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 7.2 shall not relieve the Indemnifying

Party of its obligations under Section 7.1 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have twenty (20) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 20 day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party, at its sole cost and expense, may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 7.2(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have twenty (20) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its liability for such Damages or

(iii) dispute the claim for such Damages. If the Indemnifying Party does not notify the Indemnified Party within such 20 day period that it has cured the Damages or that it disputes the claim for such Damages, the amount of such Damages shall conclusively be deemed a liability of the Indemnifying Party hereunder.

(g) In the case of a claim for indemnification asserted against the Indemnifying Party by the Indemnified Party, for which Indemnifying Party admits liability pursuant to Section 7.2(d) or (f), Indemnifying Party shall within five (5) days thereafter, unless such claim is based on a Third Party Claim, then in such an event Indemnifying Party shall within five (5) days after the final resolution of such Third Party Claim by settlement, arbitration, final adjudication, or otherwise, disburse to the Indemnified Party the amount of any Damages incurred by the Indemnified Party as a result of such claim or Third Party Claim.

(h) In the case of a claim for indemnification asserted against the Indemnifying Party by the Indemnified Party, for which the Indemnifying Party denies or disputes liability pursuant to Section 7.2(e) or (f): (i) if such claim is based on a Third Party Claim, then within five (5) days after the final resolution of such Third Party Claim by settlement, arbitration, final adjudication, or otherwise, the Indemnifying Party shall disburse to the Indemnified Party the amount of any Damages incurred by the Indemnified Party as a result of such Third Party Claim, subject to the Indemnifying Party’s subsequent right to invoke the dispute resolution provisions of Section 9.13 with respect to the indemnification; and (ii) if such claim is not based on a Third Party Claim, either the Indemnifying Party or the Indemnified Party may invoke the dispute resolution provisions of Section 9.13 with respect to the indemnification. Invocation of the dispute resolution mechanism of Section 9.13 pursuant to this Section 7.2(h) shall entitle each of the Indemnifying Party and the Indemnified Party to present evidence to the arbitration panel concerning the validity and the amount of Damages claimed to have been incurred by the Indemnified Party. In such event, if the Indemnifying Party and the Indemnified Party do not otherwise reach agreement on the claim, the final decision of the arbitration panel shall control and the amount represented by the decision, if any, shall be disbursed to the Indemnified Party. Nothing herein shall prevent the Indemnifying Party and the Indemnified Party from mutually agreeing to the amount of the Damages sustained by the Indemnified Party, after which the Indemnifying Party shall disburse the agreed upon amount to the Indemnified Party.

Section 7.3 Limitation on Actions.

(a) The representations and warranties of the Parties in Articles 3 and 4 and the covenants and agreements of the Parties in Section 5.1 shall survive the Closing for a period of 6 months. The covenants and agreements of Purchaser and Seller in Section 5.2 shall survive until the close of business 30 days after the expiration of the applicable statutes of limitation (including any extensions thereof). The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided in this Agreement. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b) The indemnities in Section 7.1(b)(ii), Section 7.1(b)(iii), Section 7.1(c)(i) and Section 7.1(c)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. The indemnity in Section 7.1(b)(i) shall survive Closing without time limit.

(c) Neither Indemnifying Party shall have any obligation to indemnify the Indemnified Party from and against any Damages under this Agreement, other than Damages resulting by reason of any fraud or intentional misrepresentation, until the Indemnified Party has suffered Damages by reason of all such breaches in excess of one percent (1%) of the Purchase Price aggregated deductible (after which point the Indemnifying Party will be obligated to indemnify the Indemnified Party from and against all such Damages in excess of the first one percent (1%) of the Purchase Price) and such indemnification obligation shall not exceed five percent (5%) of the Purchase Price except in the case of fraud or intentional misrepresentation.

(d) An Indemnified Party’s Damages hereunder shall be deemed reduced by the amount of any insurance proceeds received by the Indemnified Party with respect to such Damages.

(e) The rights of the Indemnified Party under this Article 7 shall be the exclusive remedy of the Indemnified Party with respect to any and all matters arising out of, relating to, or connected with this Agreement, including, without limitation, the Assets and the Assumed Obligations; provided, however, that notwithstanding any other provision of this Agreement, nothing herein shall limit any claim of any Party for remedies at law or in equity for fraud or intentional misrepresentation.

ARTICLE 8 TAX MATTERS

Section 8.1 Access to Information.

(a) Seller shall grant to Purchaser (or its designees) access at all reasonable times to all of the information, books and records relating to the Assets within the possession of Seller (including work papers and correspondence with taxing authorities), and shall afford Purchaser (or its designees) the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b) Each of the Parties hereto will preserve and retain all schedules, work papers and other documents relating to any Tax Returns of or with respect to Assets or to any claims, audits or other proceedings affecting any Asset until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

Section 8.2 Tax Proceedings. In the event Purchaser receives notice of any examination, claim, adjustment or other proceeding with respect to the liability of an Asset for Taxes for which Seller is or may be liable under this Agreement, Purchaser shall, within ten (10) days, notify Seller in writing thereof and Seller shall be entitled, at its expense, to control or settle the contest of such examination, claim, adjustment or other proceeding. Seller and Purchaser shall cooperate with each other, and with their respective Affiliates, and will consult with each other in the settlement of any proceeding described in this Section 8.2 that could affect the other. Purchaser will provide, or cause to be provided, to Seller and its respective Affiliates necessary authorizations, including powers of attorney, to control any such proceeding.

Section 8.3 Conflict. In the event of a conflict between the provisions of this Article 8 and any other provision of this Agreement, this Article 8 shall control.

ARTICLE 9 MISCELLANEOUS

Section 9.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

Section 9.2 Notices. All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by telecopy or by registered or certified mail, postage prepaid, as follows:

If to Seller:	Conterra Company
3700 Buffalo Speedway
Suite 960
Houston, TX 77098
Attn: Kenneth R. Peak
Telephone: 713.960.1901
Fax: 713.960.1065

If to Purchaser:	Patara Oil & Gas LLC
Three Allen Center
333 Clay, Suite 3960
Houston, TX 77002
Attn: B.A. Berilgen
Telephone: 281.774.2134
Fax: 281.404.4420

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 9.3 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of Texas without regard to principles of conflicts of laws otherwise applicable to such determinations.

Section 9.4 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 9.5 Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the Party to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.6 Assignment. No Party shall assign all or any part of this Agreement, nor shall any party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 9.7 Entire Agreement. This Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 9.8 Amendment. This Agreement may be amended or modified only by an agreement in writing executed by both Parties.

Section 9.9 No Third-Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 7.1(e).

Section 9.10 References.

In this Agreement:

(a) References to any gender includes a reference to all other genders;

(b) References to the singular includes the plural, and vice versa;

(c) Reference to any Article or Section means an Article or Section of this Agreement;

(d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e) Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(f) “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

Section 9.11 Construction. Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation and suitability, and Purchaser has had the opportunity to make such investigation, inspection, review and evaluation. Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions.

Section 9.12 Limitation on Damages. Notwithstanding anything to the contrary contained herein, neither Purchaser nor Seller, nor any of their respective Affiliates shall be entitled to special, punitive, indirect or consequential damages in connection with this Agreement and the transactions contemplated hereby (other than special, punitive, indirect or consequential damages suffered by third Persons for which responsibility is allocated between the Parties) and each of Purchaser and Seller, for itself and on behalf of its Affiliates, hereby expressly waives any right to special, punitive, indirect or consequential damages in connection with this Agreement and the transactions contemplated hereby.

Section 9.13 Arbitration. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement (other than a dispute contemplated under Section 2.6, which such dispute shall be resolved in accordance with such section), including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, shall be exclusively and finally settled by arbitration in accordance with this Section 9.13. Either Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the American Arbitration Association (the “AAA”). The arbitration proceedings shall be conducted in Houston, Texas in accordance with the Commercial Arbitration Rules of the AAA as in effect on the date hereof. The arbitration shall be heard and determined by three (3) arbitrators. Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration. The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator. If the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal and/or one Party fails to appoint its Party appointed arbitrator within the applicable period, the AAA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years experience in the legal and/or commercial aspects of the petroleum industry in Texas. None of the arbitrators shall have been an employee of or consultant to either Party or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim. All decisions of the arbitral tribunal shall be by majority vote. The arbitrators may not award indirect, consequential, special or punitive damages except those claimed by third Persons other under this Agreement for which responsibility is being allocated between the Parties. Each Party shall pay its own expenses in connection with the arbitration, but the compensation and expenses of the arbitrators shall be borne in such manner as may be specified in the arbitral award. Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the courts of the State of Texas, United States of America, shall apply to and be binding in any arbitration proceeding conducted under this Section 9.13.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:

CONTERRA COMPANY

By:	/s/ KENNETH R. PEAK
Name:	Kenneth R. Peak
Title:	Chairman and CEO

PURCHASER:

PATARA OIL & GAS LLC

By:	/s/ B.A. BERILGEN
Name:	B.A. Berilgen
Title:	CEO